UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 14, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

FATALITY AT BAMBANANI MINE

Johannesburg, Thursday, 14 January 2021. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to advise that an employee was fatally injured on Wednesday, 13 January 2021, following a fall of ground incident at its Bambanani mine, in Welkom near the Free State Province.

The relevant authorities, DMRE and organised labour were immediately informed.

“The executives and management of Harmony are deeply saddened by the unfortunate incident and extend their sincere condolences to the family, friends and colleagues of the deceased. We will re-inforce – across our operations – the key elements of our safety journey: leadership, application of our risk management approach and attainment of a proactive safety culture. In this instance, work in the affected area has been stopped and we commit ourselves fully to the investigation already under way,” Peter Steenkamp, chief executive officer of Harmony said.

The company will ensure that the necessary support is provided to the family in dealing with this tragedy.

Ends.

For more details contact:

Sihle Maake
Group Communications Manager
+27 (0)83 722 5467 (mobile)

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

14 January 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 14, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director